BTQ Technologies Awarded Mitacs Elevate Grant to Advance

Cutting-Edge Quantum Simulation Research

  BTQ Technologies Partners with Mitacs: BTQ Technologies has been awarded a $158,000 Mitacs Elevate Postdoctoral Fellowship at the University of Toronto, supporting research on reducing resource requirements for quantum simulations to accelerate quantum computing advancements.

  Cutting-Edge Research in Quantum Algorithm Optimization: Led by Dr. Aleksei Uvarov and supervised by Professor Artur Izmaylov, the project will develop novel techniques, including LCU block encoding, tensor decomposition optimizations, and spectral range reduction, to enhance the scalability and efficiency of quantum simulations.

  Strengthening Industry-Academic Collaboration in Quantum Security: BTQ is reinforcing its leadership in quantum security by bridging the gap between theoretical research and real-world applications, furthering its mission to secure mission-critical networks in the quantum era.

Vancouver, February 27, 2025 - BTQ Technologies Corp. (the "Company") (CBOE CA: BTQ) (FSE: NG3) (OTCQX: BTQQF), a global quantum technology company focused on securing mission-critical networks, is pleased to announce participation as an industry partner in the Mitacs Elevate Postdoctoral Fellowship Program, funding advanced research on reducing resource requirements for quantum simulation. This collaboration reflects BTQ's commitment to fostering academic partnerships and accelerating quantum computing advancements.

The research project, titled "Exploiting the Structure of Quantum Hamiltonians to Reduce the Resource Requirements for Quantum Simulation," has been awarded a $158,000 Mitacs Elevate grant. Led by Dr. Aleksei Uvarov, a postdoctoral researcher at the University of Toronto's Department of Physical and Environmental Sciences, and supervised by Professor Artur Izmaylov, the project will focus on optimizing quantum algorithms for more efficient simulation of complex quantum systems.

As an industry partner, BTQ is supporting the research to develop novel computational techniques, including linear combination of unitaries (LCU) block encoding, tensor decomposition optimizations, and spectral range reduction. These innovations have the potential to enhance the scalability of quantum simulations, making them more viable for real-world applications in quantum chemistry, materials science, and secure communications.

"At BTQ Technologies, we recognize that industry-academic collaboration is key to unlocking the full potential of quantum computing," said Olivier Roussy Newton, CEO at BTQ Technologies. "By conducting this research, we are investing in breakthrough technologies that could lead to more efficient quantum simulation methods, ultimately advancing the development of quantum-secure solutions."

Mitacs, a national non-profit organization, connects top researchers with industry partners to drive innovation in Canada. Through this partnership, BTQ is helping bridge the gap between theoretical quantum research and practical, real-world applications, reinforcing its leadership in the quantum security sector.

About Mitacs

Mitacs empowers Canadian innovation through effective partnerships that deliver solutions to the world's most pressing problems. By driving economic growth and productivity, Mitacs creates meaningful change to improve the quality of life for all Canadians. Founded in 1999, Mitacs has grown beyond its origins in mathematics. Today, the organization supports a range of disciplines, from STEM to social innovation. With close to 400 employees and offices in Ottawa, Montréal, Toronto, and Vancouver Mitacs is an integral part of Canada's innovation ecosystem. For more information please visit https://www.mitacs.ca/

About BTQ

BTQ Technologies Corp. (CBOE CA: BTQ, FSE: NG3, OTCQX: BTQQF) was founded by a group of post-quantum security experts with an interest in addressing the urgent security threat posed by large-scale quantum computers. With the support of leading research institutes and universities, BTQ's extensive technology portfolio and commercialization platform is focused on accelerating quantum advantage.

Connect with BTQ: Website | LinkedIn

ON BEHALF OF THE BOARD OF DIRECTORS

Olivier Roussy Newton

CEO, Chairman

For further information: E: desk@btq.com

Bill Mitoulas

Investor Relations

T: +1.416.479.9547

E: bill@btq.com

Neither Cboe Canada nor its Regulation Services Provider accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Information

Certain statements herein contain forward-looking statements and forward-looking information within the meaning of applicable securities laws. Such forward-looking statements or information include but are not limited to statements or information with respect to the business plans of the Company, including with respect to its research partnerships, and anticipated markets in which the Company may be listing its common shares. Forward-looking statements or information often can be identified by the use of words such as "anticipate", "intend", "expect", "plan" or "may" and the variations of these words are intended to identify forward-looking statements and information.

The Company has made numerous assumptions including among other things, assumptions about general business and economic conditions, the development of post-quantum algorithms and quantum vulnerabilities, and the quantum computing industry generally. The foregoing list of assumptions is not exhaustive.

Although management of the Company believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that forward-looking statements or information herein will prove to be accurate. Forward-looking statements and information are based on assumptions and involve known and unknown risks which may cause actual results to be materially different from any future results, expressed or implied, by such forward-looking statements or information. These factors include risks relating to: the availability of financing for the Company; business and economic conditions in the post-quantum and encryption computing industries generally; the speculative nature of the Company's research and development programs; the supply and demand for labour and technological post-quantum and encryption technology; unanticipated events related to regulatory and licensing matters and environmental matters; changes in general economic conditions or conditions in the financial markets; changes in laws (including regulations respecting blockchains); risks related to the direct and indirect impact of COVID-19 including, but not limited to, its impact on general economic conditions, the ability to obtain financing as required, and causing potential delays to research and development activities; and other risk factors as detailed from time to time. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.